Mail Stop 6010


	March 1, 2006


Robin Adler
Chief Executive Officer
Nextest Systems Corporation
1901 Monterey Road
San Jose, CA 95112

Re:	Nextest Systems Corporation
	Amendment No. 2 to Registration Statement on Form S-1
	Filed February 23, 2006
	Registration No. 333-130100

Dear Mr. Adler:

      We have reviewed your filing and have the following comments.
Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Prospectus Summary, page 1

1. We note from your revised disclosure in response to comment 5 that you have deleted the references to and the data from the Gartner report as it relates the growth of the general ATE systems market. It appears that this information relates directly to your business.
Explain to us why you believe it is not material to your investors.
Also, expand the disclosure to more clearly describe the correlation between flash bit growth, which you quantify, and future ATE demand, which you do not quantify, rather than simply stating that there "is not a one-to-one correlation."

2. We note your statement that the flash memory market is expected to
grow at a compound annual growth rate of 107.3% over the 2004 to
2010
time period, and your belief that "flash memory megabyte growth is a good indicator of future demand for flash ATE, and a better indicator than flash memory growth measured in either dollar or unit terms, because the number of ATE systems required for flash memory test depends most directly on the number of megabytes produced." We also note from the Gartner report you provided that over the same time period, the total worldwide market for automated test equipment in general is expected to decrease from approximately $4.8 billion in 2004 to approximately $3.85 billion in 2010, or an approximately negative 3.6% compound annual growth rate. As such, and with a view towards revised disclosure, please explain to us the basis for your belief that "flash memory megabyte growth is a good indicator of future demand for flash ATE." If the projected growth rate for flash
ATE would be material to your investors, and you have reliable industry data, you should include information with respect to the flash ATE market in your prospectus.

3. We have reviewed your response to comment 6 in your letter dated
February 23, 2006 and your revised disclosure on page 48. We still note, however, your response to comment 4 in your letter dated January 27, 2006, where you indicated that "once [the Company`s] ships its ATE systems to customers, the systems are outside of its control, and the Company often has only very limited visibility as to how they are used." Similarly, in your response to comment 3 in your letter dated January 27, 2006, you indicated that "the Company is not aware of how its customers use its ATE systems." Given those prior responses, it is unclear what support you have for statements made in your prospectus with respect to the use of your products, including the following statements:

(Page 1): Our ATE systems are also used to test other high growth, high volume integrated circuits, or ICs, such as microcontrollers, smart cards, and field programmable logic devices, or FPGAs. In addition to their use in high volume manufacturing, our highly flexible ATE systems are used by engineers to validate and characterize the performance of ICs during the design process.
Our
systems are predominantly used by our customers to test semiconductors that are used in a wide range of high growth consumer products, including flash-based portable music players, cellular phones, digital cameras and USB flash drives.

(Page 1): Our products are used to test both the NAND and NOR types of flash memory.

(Page 11): Our products are used by our customers to develop, test and manufacture their new, as well as current, products.

(Page 48): Our products are used to test flash memory that is used in iPod(r) nano.

(Page 53): Our ATE systems are used by IDMs, PATs, wafer fabrication foundries and fabless semiconductor companies for validation and characterization during the IC R&D process and for probe test, final test, quality assurance, yield improvement and reliability and failure analysis during the IC manufacturing process.

(Page 53):  For example, Magnum configurations with 2,560 and
2,048
pins have been installed by major manufacturers of flash memory to simultaneously test 320 and 256 NAND flash devices, respectively.

(Page 54): The Maverick is used throughout the IC design and manufacturing process, including R&D, manufacturing and quality assurance.

Please either tell us what support you have for the above and similar statements in your prospectus, or revise your disclosure as appropriate.

Industry Background, page 46

4. We note that in response to our prior comment 7 you have added the following disclosure on page 48: "We are not able to determine how much of our net revenue is derived from this use of our equipment."
If you have reason to believe that the amount of net revenue derived from the use of your equipment in connection with the testing of the flash memory that is used in the iPod nano is immaterial, please revise your disclosure to make that clarification.

Principal and Selling Stockholders, page 71

5. We note from footnotes (3) and (5) that the related selling stockholders "could be considered underwriters in the offering."
Please revise your disclosure to explicitly state that each such selling stockholder is an underwriter in the offering.

*  *  *  *  *

      As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any registration statement for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

      You may contact Kevin Kuhar at (202) 551-3643 or Angela
Crane,
Branch Chief, at (202) 551-3554 if you have questions regarding comments on the financial statements and related matters. Please contact Tim Buchmiller at (202) 551-3635 or me at (202) 551-3800 with any other questions.

	Sincerely,



	Peggy A. Fisher
	Assistant Director


cc (via fax):  Victor A. Herbert, Esq.
	Randall B. Schai, Esq.
	Marina Remennik, Esq.
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Robin Adler
Nextest Systems Corporation
March 1, 2006
Page 4